Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

May 20, 2008

Item 3

News Release

A News release was issued on May 20th, 2008 and disseminated by Marketwire, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. has closed the sale of all of its interests in properties in Mali, including the Tabakoto Mine, the Segala property and related Malian exploration properties to Avion Resources Corp. (AVR:TSXV) for US$20 million plus a 1% net smelter return royalty on future production.

Item 5

Full Description of Material Change

See the attached news releases.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

May 20, 2008

N E W S R E L E A S E

May 20, 2008

Mali Assets Sale Closing

Nevsun Resources Ltd. (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce that it has closed the sale of all of its interests in properties in Mali, including the Tabakoto Mine, the Segala property and related Malian exploration properties to Avion Resources Corp. (AVR:TSXV) for US$20 million plus a 1% net smelter return royalty on future production.

Genuity Capital Markets was Nevsun’s advisor in connection with the sale. An advisory fee of $362,500 is payable to Genuity in shares of the Company.

The $20 million will go towards Nevsun’s share of the development costs for its Bisha project in Eritrea.

Forward Looking Statements: The above contains forward-looking statements concerning the company’s operations that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-09.doc	For further information, Contact: Judy Baker (416) 786-7860 or Nevsun (604)623-4700 or 888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com